Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Exchange Act File No. 000-29173

This filing relates to the Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007 (the “Merger Agreement”), by and among Diversa Corporation (“Diversa”), Concord Merger Sub, Inc., Celunol Corp. (“Celunol”) and William Lese, as the representative of Celunol’s stockholders. The Merger Agreement was attached as Exhibit 2.1 to a Form 8-K filed by Diversa on February 12, 2007.

Additional Information about the Merger and Where to Find It

Diversa intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials when they become available, because they will contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus, when it becomes available, may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions will be included in the proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Diversa is also included in Diversa’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2006. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

The following is a transcription of a conference call that Diversa and Celunol held with investors and analysts on February 12, 2007.

Diversa and Celunol Create New Biofuels Industry Leader

February 12, 2007

Corporate Speakers

• Martin Sabarsky	Diversa	VP, Corporate Development
• Ed Shonsey	Diversa	CEO
• James Cavanaugh, Ph.D.	Diversa	Chairman of the Board of Directors
• Carlos Riva	Celunol	President and CEO
• John McCarthy, Jr.	Celunol	EVP and CFO
• Anthony Altig	Diversa	SVP, Finance and CFO
• William Baum	Diversa	EVP

Participants

• Avinash Kant	Canaccord Adams	Equity Research Analyst
• Pamela Bassett	Cantor Fitzgerald	Equity Research Analyst
• Jeff Cianci	UBS	Equity Research Analyst
• Jeff Zekauskas	JPMorgan	Equity Research Analyst
• Karen Buchkovich	JPMorgan	Equity Research Analyst

PRESENTATION

Operator: Good day, ladies and gentlemen, and welcome to the Diversa-Celunol Conference call. My name is Carissa, and I will be your coordinator for today. [OPERATOR INSTRUCTIONS]

I would now like to turn the presentation over to your host for today’s call, Mr. Martin Sabarsky, Vice President of Corporate Development.

Please proceed, sir.

Martin Sabarsky: Thank you for joining this joint conference call of Diversa Corporation and Celunol Corp. I’m Martin Sabarsky, and with me are Dr. James Cavanaugh, Chairman of Diversa’s board of directors, Ed Shonsey, Diversa’s Chief Executive Officer, Tony Altig, Diversa’s Chief Financial Officer, Carlos Riva, Celunol’s Chief Executive Officer and John McCarthy, Celunol’s Chief Financial Officer, as well as other members of Diversa’s Board of Directors and management who will participate in the question and answer portion of our call.

The purpose of our call today is to review and expand on the details surrounding the Diversa-Celunol merger, which we disclosed in our press release, issued earlier this morning, provide an opportunity for Carlos Riva and John McCarthy to introduce themselves to Diversa’s key stockholders and analysts and provide an opportunity for you out ask follow-up questions.

Before we begin, I would like to advise you that this discussion will include forward-looking statements that involve a high degree of risk and uncertainty. These include statements related to the combined company’s position in the cellulosic ethanol industry, the combined company’s integration plans and expected synergies related to the proposed transaction, the potential benefits of the proposed merger, including acceleration of Diversa’s and Celunol’s research and development programs and acceleration of the combined company’s project development program, the combined company’s plan to complete the construction of its first U.S. demonstration-scale cellulosic ethanol plant by the end of 2007, the combined company’s plans to bring its first U.S. commercial-scale cellulosic ethanol plant into production in late 2009, the timing of other corporate milestones for Diversa, Celunol and/or the combined company, the combined company’s continued support of Diversa’s specialty enzyme business, the proposed transaction, including its expected completion date, relocation of the combined company’s headquarters and the composition of the combined company’s board of directors and management, the combined company’s anticipated future capital needs and financial and operating performance and results, including estimates for the combined company’s growth and production capabilities, and expectations regarding the markets and demands for the combined company’s products and plans for development and expansion of the combined company’s pipeline.

Such statements are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, the risk that Diversa and Celunol may be unable to obtain stockholder or regulatory approvals required for the merger on a timely basis, or at all, the risk that Diversa and Celunol may not successfully integrate their respective businesses, or may be unable to realize synergies, including synergies related to Diversa’s and Celunol’s respective scientific expertise and intellectual property in a timely manner, or to the extent anticipated, the risk that the merger may involve unexpected costs, the risk of unexpected delays in completion of the demonstration-scale facility and/or commercial-scale facilities, the risk that the combined company will not be able to obtain additional financing on favorable terms or at all, the risk that Diversa’s and Celunol’s respective businesses may suffer as a result of uncertainty surrounding the merger, the risk that the market for the combined company’s products may change or be impacted by competition, new data, supply issues or marketplace trends, the risk that technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect the combined company’s commercial and/or development programs, or that the combined company may encounter other difficulties in developing its pipeline or in gaining approval or market acceptance of new products, processes or technologies and risks and other uncertainties more fully described in Diversa’s filings with the Securities and Exchange Commission, including, but not limited to, Diversa’s quarterly report on Form 10-Q for its quarter ended September 30, 2006.

The transaction is subject to customary closing conditions, including approval of Diversa’s and Celunol’s stockholders. These forward-looking statements speak only as of the date hereof. Celunol and Diversa expressly disclaim any intent or obligation to update these forward-looking statements.

Within the next few weeks, Diversa expects to file a registration statement on Form S-4 relating to the Diversa-Celunol merger. Stockholders are encouraged to review this document carefully for a more complete description of the merger, as well as the risk factors associated with this transaction.

I would now like to turn the call over to Ed Shonsey, Diversa’s CEO.

Ed Shonsey: Thank you, Martin. Good morning and thank you for joining our call today. The merger we will be discussing today promises to be a pivotal transaction for both companies in the emerging cellulosic ethanol industry, which represents a multi-billion dollar opportunity, with the potential to benefit local economies, the environment, and even entire countries.

As we will discuss in more detail during this call, this merger will result in the creation of the first company with integrated, in-the-end capabilities to convert cellulosic biomass into fuel ethanol. Today, I will provide a brief overview of the biofuels challenge and opportunity that we have both been pursuing independently up until this point, as well as Diversa’s strategy leading up to today’s announcement within biofuels and our two other focus areas.

Next, Jim Cavanaugh will provide high-level detail surrounding the merger and introduce Carlos Riva and John McCarthy. Then Carlos will outline the capabilities of Celunol and the combined company, as well as the vision for the combined company going forward.

John will then provide a high-level review of some of the relevant financial considerations regarding this merger and the combined company’s strategy and operations.

As many of you know, biofuels, and specifically cellulosic ethanol, have attracted a critical mass of attention and support across the entire political spectrum for a variety of economic, environmental and energy security reasons. Because of high oil prices, global climate change, lack of energy security, and enabling government policy, biofuels are now widely seen by many energy policy and market experts to offer our nation the most promising available strategy to meet our growing demand for automotive fuels.

The significant potential advantage offered by cellulosic ethanol is that it is based on biomass resources that are low cost, abundant and green. In particular, cellulosic ethanol uses significantly less energy to produce than corn ethanol or gasoline, which will assist in driving the economics of ethanol to a more favorable level than either corn ethanol or gasoline.

As we’ve discussed in the past, enzymes are one of the key enabling technologies to convert cellulosic biomass to biofuels economically. Diversa has been developing new enzymes and enzyme cocktails within its biofuels programs to convert starch and pretreated biomass to fermentable sugars.

Within the cellulosic ethanol space, for the past four years, Diversa has been working with DuPont to develop a new cocktail of enzymes to convert corn stover to ethanol within an integrated, corn-based biorefinery. More recently, we have been working with Syngenta to develop new enzyme cocktails to convert sugar cane bagasse to cellulosic ethanol.

We have internal or partnered enzyme development programs in place or in the works, covering each major cellulosic biomass feedstock, including bagasse, switchgrass, woodchips, and corn stover, among others.

Within the past five years, ethanol has been embraced as a fuel additive and oxygenate, and increasingly as a substitute for gasoline in Brazil and within certain areas of the United States. In the U.S., ethanol demand from cornstarch has skyrocketed, with a corresponding increase in the number of plants under construction to meet this exploding demand.

But with corresponding corn prices hitting record highs in the U.S., grain ethanol has triggered a food versus fuel debate that has been front page news for much of this year. But we have enzyme products to improve the efficiency of producing green ethanol. Cellulosic ethanol eliminates the controversy of using a food and feed source to produce fuels.

Ethanol from corn produced in the U.S. can translate to perhaps 12 to 15 billion gallons of ethanol annually before it significantly affects the food supply. This level is literally just a drop in the bucket in the U.S. energy consumption. So how are we going to achieve the aggressive goals for replacing 20% of the usage of fuels in the U.S. with biofuels by 2017, which President Bush outlined in his recent State of the Union speech?

Experts agree that fuel ethanol produced from cellulosic biomass offers the best and perhaps only path to achieve this critically important goal. So how has Diversa approached this opportunity and others with its technologies and products? We have historically been pursuing enzyme-based solutions in various industries, using our technologies, which I will review shortly.

However, we recognized several years ago that biofuels represented one of the highest-value and growth industries that were suitable for us to address. In the late 2005 and 2006, we sharpened our focus within three strategic areas, alternative fuels, specialty industrial processes, and health and nutrition.

In addition to making progress within our cellulosic ethanol and other biofuel programs, we have significantly increased our product revenue compared to previous years and have begun to launch our initial biofuels product for starch ethanol and biodiesel to complement our other commercialized products in health and nutrition and specialty industrial processes fields.

So what are the key technologies we’ve used to discover, develop, and manufacture our enzyme products? Diversa has five key suites of technologies that make us unique. We have access to the largest and most diverse library of microbial genes in the world, and we mine this vast collection using our patented ultra-high throughput screening technology at rates of between 100 million and 1 billion genes per day.

Once we’ve identified an enzyme that’s of interest to us, we then can use our patented direct evolution technologies to optimize it if we need to further improve its performance for a specific application. In addition to discovering and optimizing enzymes, we have developed extensive expertise in both host engineering and bioprocess design fermentation to ensure the efficient commercial-scale production of enzymes.

These unique technologies are protected by a robust intellectual property portfolio, comprising over 300 issued patents and 500 pending patents that cover our proprietary methods and processes, as well as the specific products and applications that we’ve developed using these technologies.

Our partnership and long-term relationship with Syngenta was recently restructured, enabling Diversa to have the freedom to operate in all fields based on fermented enzymes and to market and sell fermentation-based enzyme products independently.

Going forward, Diversa will provide enzymes to Syngenta for their use in transgenic plant expression for biofuels. In addition, Syngenta has the right to incorporate a combination of transgenically expressed enzymes and fermented enzymes in so-called mixed delivery products.

Concurrently with the refocusing of our collaboration with Syngenta, we announced our intent to become more involved in biofuels that are produced from cellulosic biomass, the preliminary result of which is the merger announced today.

As we reported earlier this year, we have been actively evaluating a number of different strategic opportunities within biofuels to obtain more value for our stockholders than we believe we could ever achieve as a supplier of enzymes alone. We identified and announced this strategy going forward, centered around vertical integration within biofuels for two main reasons.

First, to serve as a means to gain significant additional value and, second, to obtain more control over the technology development process and thereby accelerate the development of our own novel cocktails of enzymes to break down cellulosic biomass.

The ultimate objective of our vertical integration strategy was to develop new enzyme cocktails and provide integrated solutions to the emerging cellulosic ethanol industry, which the merger of Diversa and Celunol is intended to accelerate. This brings us to today’s news.

At this point, I would now like to turn the call over to Jim Cavanaugh, Chairman of Diversa’s Board of Directors.

Jim Cavanaugh: Thank you, Ed. Before discussing the terms of the merger, I would first like to take this opportunity to thank Ed and this entire management team for leading Diversa through the last year, which represented a very successful year of restructuring and repositioning the company’s focus areas and collaborations, all while substantially increasing product revenue.

Ed has helped to lay the foundation for the vertical integration strategy within biofuels that was developed over the past year and announced earlier in January. In merging with Celunol, the Diversa Board expects that this vertical integration strategy will be significantly accelerated by at least one to two years, compared to a go-it-alone approach.

Let me provide a brief overview of the terms of the merger. The arrangement we have negotiated is that Celunol’s shareholders and option holders will receive 15 million newly issued shares of Diversa, representing roughly 24% of the total shares of the combined company that will be outstanding following the closing of the merger.

Existing Diversa stockholders will accordingly own 76% of the total shares of the combined company following the merger. In addition, Diversa will provide Celunol with up to $20 million in debt financing to fund its operations prior to the closing, the balance of which will be assumed by Diversa after closing.

We anticipate completing the merger by approximately May or June, depending on the timing of required regulatory approvals and stockholder votes. At that time, we will adopt a new corporate name to reflect our changed identities.

If I can anticipate questions on how this calculation was derived, let me explain up front that this allocation represents a negotiated agreement based on recognition of the value of assets, the capabilities and future growth potential that each entity brings to the combined company, as well as the acceleration of Diversa’s vertical integration strategy within biofuels.

I’d now like to introduce to you Carlos Riva, the CEO of Celunol, and John McCarthy, the CFO of Celunol. Upon closing of the merger, Carlos and John will become CEO and CFO of the combined company, respectively.

In selecting Carlos and his team to lead to the combined company, the Diversa board is very confident in their abilities to drive the combined company to greater levels of success in this exciting arena than either company could have achieved separately.

Carlos is a seasoned executive with a successful track record of leveraging energy technologies and market knowledge into successful commercial enterprises. Prior to joining Celunol, Carlos served as the Executive Director of AMEC PLC, a major global construction and engineer company based in the U.K., where he was responsible for the company’s operations in the United States and Britain. He also had responsibility for AMEC’s global oil and gas business strategy.

Prior to AMEC, Carlos served as Chief Executive Officer of InterGen, a Boston-based joint venture between subsidiaries of Shell and Bechtel that developed more than 16,000 megawatts of electric generating capacity, along with gas storage and pipelines on six continents.

Under his leadership, InterGen raised $9 billion of non-recourse project financing to construct power projects and work on the development company concept to a successful global operating business.

Finally, Carlos was the President and Chief Operating Office of Boston-based J. Makowski Company, an independent power producer based in the Northeastern United States.

John McCarthy has spent 15 years in the healthcare life science industry in a number of senior financial and operational roles, managing the transformational growth of early-stage companies into diversified, publicly traded operating entities.

John’s experience prior to joining Celunol, including serving as Senior Vice President and CFO of Xanthus Pharmaceuticals, Senior Vice President of Corporate Development and CFO of Synta Pharmaceuticals, Executive Vice President and CFO of EXACT Sciences, and a Division President of Concentra Managed Care.

Prior to his operating career, John worked in the investment banking division of Morgan Stanley in New York.

It is now my pleasure to introduce to you Carlos Riva.

Carlos Riva: Thank you, Jim. I’m very pleased to be here today to talk about the capabilities that Celunol and Diversa together bring to this exciting space. As I’ve learned more and more about Diversa, I’ve been truly impressed by the company’s unique capabilities to discover, optimize and produce enzymes for its three market segments, by the company’s talented staff of scientific leaders and by the strategy that Diversa has been pursuing in biofuels and in its other focus areas.

Ed has spoken in general about the biofuels opportunities that Diversa and Celunol have been pursing independently up to this point. Against this backdrop, I would now like to introduce you to Celunol and the array of technology and capabilities we have been assembling to make cellulosic ethanol a commercial reality and which dovetail very nicely with those of Diversa that you’ve already heard Ed describe.

Celunol is a technology leader in biofuels, and specifically in the area of cellulosic ethanol. We hold the exclusive rights to use the breakthrough fermentation technology developed by Dr. Lonnie Ingram at the University of Florida using genetically engineered bacteria for producing ethanol from a wide assortment of biomass feedstocks.

Celunol was founded in 1994. It’s privately held and venture-backed and has its headquarters in Cambridge, Massachusetts. Our scientists, engineers, and developers have an extensive track record, particularly in developing large-scale energy facilities. Recently, we completed a significant upgrade of our pilot-scale facility for producing cellulosic ethanol from bagasse in Louisiana, which is the first to be built in the United States.

We’re also scheduled to shortly commence construction of our 1.4 million gallon per year demonstration-scale facility, scheduled for completion by the end of 2007, which will also be the first of its scale in the U.S.

In addition, we have a growing portfolio of commercial-scale facilities under development. The combination of our two companies, Diversa and Celunol, will create a new company that will be primarily engaged in three areas, two of which are commercially focused businesses, and one, research and development, that will serve as the foundation and enabling platform for the other businesses.

The first business is specialty enzymes, and the second, which will be the subject of increased focus, is biofuels. All three of these areas are critical to the story and to our future success. If you’ve been following Diversa over the years, you’re probably already familiar with the R&D and specialty enzyme areas.

Therefore, the bulk of my comments today will be focused on the new initiatives in biofuels, specifically in cellulosic ethanol and how all three of these areas reinforce each other in a highly complementary and synergistic fashion and in doing so accelerate the plans that each company had prior to the announcement of this deal.

The most significant opportunity we see in the biofuels arena is not surprisingly cellulosic ethanol. Our interest here is certainly not to the exclusion of other biofuels, but instead is based on the market potential and growth dynamics of this fuel throughout the world. In order to achieve our goal and to sustain our competitive position, we will seek to maintain our leading-edge R&D capability and specifically our global leadership position in several process areas.

These include biomass pre-treatment, metabolic engineering, enzyme and fermentation technology, and overall process development. As I’ve mentioned, we intend to development, own, and operate biofuels plants, primarily in the U.S. In addition, to maximize the reach of the technology and achieve a higher level of market penetration, we believe it will be necessary to pursue partnering and licensing arrangements. This will also help us to manage risk.

Finally, a key aspect of making this business model succeed will be to employ well-developed project finance structures, which may include partnerships and structured project finance. This is a proven approach that has been used in areas such as the independent power industry, and we intend to employ it to make the most efficient possible use of our capital.

Now, if I would have you take away one message from this morning’s call, it’s that this merger will create the first company with the end-to-end integrated capabilities to make cellulosic ethanol a commercial reality. Diversa and Celunol together will bring to this vast and largely uncontested market the first entity endowed with all the critical elements — scientific talent, very deep and broad bench strength here, a proven process for converting a broad range of cellulosic feedstocks to ethanol, a pilot plant that is up and operating and available to the scientific team to develop and test new enzymes, products and feedstocks and the full suite of project development skills, which includes expertise in areas such as engineering, finance, and agronomics.

I’ll now touch on each of these elements in turn. The deep scientific bench strength that the combined entity will possess includes an existing collection of gene libraries with diverse enzymes, patented evolution technologies to improve these enzymes and fermentation organisms, and very rapid screening capabilities. More importantly, it includes a team of world-class scientists that is working to discover, develop, and improve new enzymes and fermentation organisms and processes. This body of work is protected by a formidable patent estate, comprising over 250 issued patents and over 500 pending patents.

Now I’d like to turn to the Celunol process, which complements this asset of capabilities. As I mentioned at the outset, Celunol has established an early lead in cellulosic biofuels technology by developing a highly effective process for producing ethanol from a variety of biomass feedstocks.

The foundation for Celunol’s leadership position is its exclusive worldwide rights to two uniquely designed microorganisms for the production of fuel ethanol, including U.S. Patent number 5,000,000, which is regarded as foundational in this area.

The organisms Celunol employs enable a high-yield, low-cost ethanol production process using a wide range of cellulosic materials. Specifically, they enable the release and fermentation of the sugars in both cellulose and hemicellulose, so that we can use the process to convert as much as 95% of the sugars available in biomass feedstock.

Competing processes for producing cellulosic ethanol typically focus on a single feedstock, or only on the C5 or C6 sugars. The Celunol process, by contrast, is very flexible and could be tailored to a broad range of feedstocks. This flexibility enables us to use the most abundant and lowest-cost sources of biomass in different market geographies.

Along with our strong intellectual property and technology foundation, Celunol has also assembled a very strong team of scientists and engineers, as well as scientific advisers and academic collaborators who are recognized leaders in the field.

Let me now tell you of Celunol’s current development status. Our technology and overall production process are by now proven on various feedstocks at laboratory scale. We’ve recently taken the next step and have completed construction of the nation’s first pilot-scale cellulosic ethanol plant in Jennings, Louisiana, which will be operated as a research and development facility.

This pilot plant represents an important asset for our R&D program. It not only provides validation of the Celunol process, but it also gives us a capability to test a wide range of feedstocks in an operating environment. The next step towards commercialization of technology is to take the process to a demonstration scale. We are already well advanced in this program and later this week we’ll be hosting the official groundbreaking on this facility, the nation’s first demonstration-scale cellulosic ethanol plant.

This demonstration facility will also be located at Jennings, immediately adjacent to our pilot plant and will have a rated capacity of approximately 1.4 million gallons per year. It is slated for completion by the end of 2007.

This plant will form the basis for our development of the first generation of commercial-scale cellulosic plants, which will have rated capacity of between 25 to 30 million gallons per year. This advance from our demonstration plant to commercial plant represents a scale-up factor of about 20 times, which we believe is very manageable. In addition, Celunol’s process technology has been licensed by Marubeni Corporation and has already been incorporated into Bioethanol Japan’s 1.4 million liter cellulosic ethanol plant in Osaka.

This is the world’s first commercial plant to produce cellulosic ethanol using construction wood waste. Now that I’ve summarized our technology and production assets, let’s now examine the integrated capabilities that we believe will be required to achieve success and market leadership in advanced biofuels.

Our combined company will have the full range of project development capabilities to take biofuels from proof of concept in a laboratory to a profitable enterprise on an industrial scale. Let me now take a few moments to review some of those essential capabilities.

First, a successful developer needs to have the skills to identify and secure the most favorable sites and feedstocks based on a sound knowledge of agronomics and the local fuels market conditions. A key part of the project’s success lies in the front end, simply selecting the best areas in which to locate and finding the right strategic partners to team with.

We’ve already assembled a highly experienced project development team. These are seasoned professionals with experience and track records of success in dealing with these issues in the context of large electric generation and other energy projects. Over time, we will be further building and strengthening the team.

Second, for economic production of cellulosic biofuels, it’s essential to develop and integrate a robust package of treatment enzyme and fermentation technologies to process a specific source of biomass. This merger accelerates this effort and helps to build a critical mass of expertise in these crucial areas.

Third, it’s important to take a disciplined approach to the complex process of project development. This is a process that involves an enormous amount of creative problem solving in areas such as obtaining permits, understanding state and local government process, dealing with complex scheduling and logistics, identifying and addressing community concerns and so forth.

Our team has a wealth of experience in these issues with energy and infrastructure projects, much of which is transferable, although we also recognize that new issues are bound to arise within this new biofuels industry context. World-class engineering capability is another absolute necessity.

Once again, Celunol has a head start in pulling together a team with in-depth experience in the arena of facility EPC or engineering, procurement and construction contracting. Several of the company’s senior executives, including myself, have advanced engineering degrees and leadership histories with these kinds of firms.

The kinds of projects we are pursuing often come with complex technical and scheduling challenges. Our team’s experience in operating in this environment provides critical background to direct construction contractor efforts and negotiate effective solutions.

A further critical piece of the project development puzzle is having strong financing capabilities and relationships. A major key to success for any project is the ability to line up low-cost sources of capital. Our approach will be to develop financial structures that use non-recourse leverage, financial partnerships, government incentives, where available, and other tools to make the most efficient use of limited supply of capital.

This is another area where Celunol’s leadership has extensive experience and we intend to use it to differentiate ourselves from our competitors and to extend our competitive advantage. Finally, it’s crucial to have excellent operations professionals running the facilities. It’s not enough to build and integrate technologies. They must also be run in a disciplined manner by plant managers and operations personnel who can execute effectively.

Our intention is to develop over time a world-class operating team to manage our portfolio of assets, sharing knowledge and best practices. So the key message to take away here is that biofuel success requires science and technology, but it’s about much more than science alone. Once again, this transaction brings together all the pieces we believe are necessary to create a company with all the critical elements needed to succeed.

I hope this fuller explanation of our two companies explains why we have come to the view that the capabilities that we each bring to the transaction are both complementary and synergistic and will serve to accelerate our progress when combined. In view of these synergies, we believe that we can combine our strengths and legitimately stake a claim as a frontrunner and first mover in what we expect is going to be a fast-moving and fast-growing new market – one, as I’ve said before, that is today largely uncontested.

We believe it’s critical to stake this claim, because there will be huge first-mover advantages to those who can quickly move to lock up the best sites, the best feedstock supplies, the best talent and the important strategic relationships.

Speed to market is itself a real and important advantage here. Finally, let’s move on to next steps and discuss how we plan to proceed going forward. We expect that a proxy statement will be filed with the SEC in the next few weeks as part of the regulatory and shareholder approval process. Depending on the timing of regulatory review and the required shareholder votes of both companies, we currently anticipate the closing of the merger to occur by the end of the second quarter.

Until then, we will continue to operate as separate companies under existing management. However, starting today and over the coming months, we will be working to develop a transition plan for the combined company. Its purpose is to design an integration program that is objective, comprehensive, participatory, and that will address matters such as organizational structure and incorporation of best practices from each company into the combined entity. This plan will be a thoughtful, methodical process.

During this transition period, Diversa may also seek to raise additional capital. I’d now like to turn the call over to John McCarthy to discuss this further in the context of a more detailed discussion of relevant financial considerations surrounding this transaction. After then, I will make a few closing remarks. John?

John McCarthy: Thanks, Carlos, and thank you, Jim, for the introduction, as well. I’d like to first reemphasize that I believe the merger of our two companies at this important juncture of the industry’s nascent development provides us and our collective stakeholders with the unique opportunity to stake out a meaningful position for the company in this worldwide market.

As Jim Cavanaugh mentioned, the deal was conceived to bring together the considerable talent, science, and assets of each organization and was therefore structured to provide the new company with a solid foundation for what we expect to be considerable growth ahead.

I’d like to now give everybody a brief and preliminary sense of some financial metrics of the combined company for 2007, based on both Diversa’s previously disclosed high-level guidance for 2007, together with more incremental thoughts on the year operating metrics for Diversa, as well as Celunol’s independent 2007 operating business plan.

Before I do this, however, let me just reemphasize that what I’ll be describing is both preliminary and has yet to full incorporate the rigorous analytical assessment of combining the two businesses that we expect to undertake over the next four to five months of integration planning prior to our Q2 merger closing.

At that time, we expect to have a much fuller, more specific presentation of the financial metrics for the combined company.

In January, Diversa management disclosed that the company finished fiscal 2006 with solid performance across most of the business initiatives and ended the year with approximately $52 million of cash on hand. At that time, preliminary 2007 guidance was given that Diversa expects to generate approximately $28 million of product-related revenue in 2007.

To broaden this guidance a bit further for fiscal 2007, Diversa expects to generate total revenues of approximately $50 million for the year, approximately $28 million would be product-related revenue, with the balance representing collaborative revenues.

Excluding the effects of the Celunol merger, Diversa also expects total cash burn to be approximately $30 million for the year, thereby leaving the company with approximately 20 to $22 million in cash at year end, all other things being equal.

On the other hand, Celunol’s 2007 business plan is primarily centered around the aggressive development of our 1.4 million gallon a year cellulosic ethanol demo plant in Jennings, Louisiana that we expect to complete by the end of 2007, and which will be used as the basis for our aggressive push into commercial plant development in 2008 and beyond.

The demo plant project, which we will be funding in its entirety, together with important incremental development on the company’s existing pilot plant in Louisiana, is projected to require approximately 25 to $30 million of funding this year. Together with other operational funding requirements for Celunol’s existing organization, our projected cash requirements for 2007 are approximately $45 million.

Prior to our merger discussions with Diversa, Celunol was in the midst of a large private equity funding initiative that was postponed once the merger dialogue with Diversa progressed to a more definitive level. As Jim Cavanaugh mentioned in his opening remarks, as part of the merger plan, Diversa has agreed to fund Celunol’s operating plan up to $20 million for a projected Q2 closing that will enable us to continue to aggressively drive our cellulosic demo plant project to closure by the end of 2007.

Therefore, on a combined basis, the company will require additional funding this year to pursue its business plan, and as such the company expects to raise additional capital in the public markets by the middle part of the year. The size and structure of the capital raise is still being determined, but we expect it to be adequately sized to support the combined company’s near-term business plans.

We have begun to explore preliminary financing options with various financial advisers and are quite encouraged by the opportunities available to the company, with the important goal in mind of capitalizing the combined business most appropriately for the company and our shareholders.

Importantly, we have not factored into the combined company’s business planning to date any incremental cash from either existing or new business development collaborations, which, if received, would obviously influence our thinking about external capital requirements.

As I mentioned earlier in my remarks, we expect the next four to five months of integration planning between the two companies to allow us to more rigorously review the combined business plan and therefore expect to be in a position by mid-year to provide greater clarity and cost regarding financial guidance for the combined company.

I’d like to now spend a few moments talking about the financial dynamics of this new company to give everyone a better sense of the business and our thinking, and then spend a few moments on some high-level thoughts about our preliminary financial strategy for the combined company.

As Carlos mentioned in his earlier remarks, we’re thinking about the combined business as three broad areas of focus — biofuels, which will be our primary strategic thrust, specialty enzymes and research and development.

Within the biofuels area, our business plan calls for the aggressive development of a portfolio of company-controlled and managed cellulosic ethanol plants, strategically located throughout the United States. Each of these plants will be established as a separate operating business and will therefore be funded at the subsidiary level through traditional project finance structures.

The first several commercial plants, which we expect to start construction on in 2008, will be sized at roughly 25 million gallon a year capacity and are expected to cost roughly $125 million each to build.

Our operating assumptions are based on a projected project equity requirement of roughly 35% for each commercial plant, which therefore requires traditional project debt lenders for the remaining 65% of the capital structure.

For the first generation of commercial projects, we expect the company will have to contribute a disproportionately higher percentage of the equity requirements, perhaps up to 50%, given some of the perceived technology risks in the first several facilities.

As a result, for these early projects, we expect to include a strategic equity partner for the other 50% of the project equity requirement. Beyond these first several plants, however, we expect to deploy a much smaller percentage of the equity in each project as we attract more traditional project equity players in each of our operating entities, while still maintaining management control over each project.

Despite the lower equity contribution from the company in these latter projects, our project management position in each commercial facility will generate incremental economic returns for the company from each project, such as carried interest in the project equity, project management fees, and technology licensing fees. The result of this commercial development model is a company that employs its equity capital most efficiently on a per-project basis as it rapidly expands its portfolio of projects under management.

Additionally and importantly, even at this early stage of development, without the benefits of economies of scale that accrue to large grain ethanol producers today, we believe our all-in cost of ethanol produced is comparable on a per-gallon basis to that of a fully optimized, large-scale grain ethanol producer.

Moreover, because of the substantially lower feedstock costs for cellulosic ethanol production, as well as our scientific and process engineering expertise, we believe we can continue to reduce our cost of production to the point of becoming a low-cost producer in the industry.

Beyond the commercial development plan for our portfolio of projects, we expect to engage in a number of strategic business partnerships throughout the world in various technology outlicensing collaborations, which, while not requiring the same equity capital contributions as our own projects, would generate significant high-margin economic returns in the form of licensing and royalty fees.

Moreover, we would expect to continue to aggressively pursue Diversa’s development and licensing of specialty enzymes for the broad biofuels marketplace. In terms of the specialty enzyme business outside of biofuels, Diversa has built an important and growing portfolio of high-value enzymes that are each beginning to garner greater traction in their respective markets.

As such, we would expect to continue to support the growth of these businesses, and, frankly, we will be reviewing various ways in which we hope to capture and control a greater portion of the economics for the combined company, all of which is consistent with a product-focused strategy Diversa began employing in early 2006.

Additionally, as project volume increases across Diversa’s enzyme product lines, the underlying operating leverage present in the enzyme business is expected to generate much greater future gross margins for the company.

The third, and arguably most valuable, business area is represented by the R&D group. Historically, the breadth of Diversa’s technologies and scientific team has attracted collaborations with numerous global industrial leaders, resulting in roughly $300 million of R&D funding over the past 12 years.

To perhaps state the obvious, the uniqueness of Celunol and Diversa’s science, as well as our ability to most productively prioritize and deploy its value, allows for the creation of a commercial entity with sustained competitive advantages versus that of larger market participants.

As such, we expect to continue to support a focused research and development effort that not only supports the biofuels and specialty enzyme businesses, but is also actively engaged in important, scientific undertakings with thought leaders throughout the scientific community.

Again, like all other aspects of the combined business, the integration review process over the next four to five months will allow us to review and prioritize all programs across the combined company as we solidify our consolidated operating plan for the combined business.

Lastly, turning to some preliminary thoughts about financial strategy for the combined company, which we expect will be a continuous, open and frank dialogue with our investors and stakeholders. As I noted in my early remarks, we expect to raise additional capital by mid-year to most appropriately fund the company’s near-term business plan requirements.

Success in this business, however, requires us to raise more capital over time, yet incremental capital can come in many forms, and the management team will be most sensitive to the dilutive nature of corporate equity-related financings.

This said, we believe there exist numerous incremental funding sources that will accrue to the company by virtue of this merger transaction including, for example, Federal government grants, state government grants, milestones, royalties and other success-based payments from existing collaborations not currently factored into our budgets and non-equity capital from various new business development initiatives currently underway.

Moreover, as discussed earlier, the working presumption we’re making about the required project capital structure and equity contributions from the company could very well prove to be conservative, which could alter our short-term equity capital requirements.

My point here is that we believe we have numerous financing opportunities available to us to most appropriately and cost-effectively capitalize the combined business over the foreseeable future.

Additionally, once beyond the first several commercial plants, we expect to be able to deploy precious equity capital in the most efficient manner so as to maximize sustainable long-term value for our shareholders.

Looking out beyond the next several years begs the question about, among other things, commercial scale of the business, sustainable profitability on a corporate basis, and other metrics of commercial success.

The question of commercial scale and related profitability is obviously greatly dependent on the numerous assumptions we’ve made about both the Celunol and Diversa commercial development programs.

This said, our long-range projections suggest to us that it is possible to reach a level of sustained and growing profitability within the next five years, despite the project infrastructure we believe will be needed to create a world-class leader in the industry.

Among other things, our integration planning process between now and closing will be focused on further refining our operating models and assumptions so that we can more specifically define and communicate what we believe to be metrics of success of this dynamic and exciting company.

This concludes my formal remarks, and I’d like to now turn the presentation back to Carlos for some closing statements before we open up the call for Q&A.

Carlos Riva: Thank you, John. Let me conclude the formal presentation portion of this call by giving you a sense of how we view this industry unfolding over the coming years. I firmly believe that within the foreseeable future, biofuels will be a major contributor to the economic supply of energy in the United States, driven by popular demand and by concerns over such issues as energy security and climate change.

I believe similar market opportunities will also develop throughout the world. At the corporate level, our combined company will control a portfolio of operating facilities throughout the country, using a host of biomass feedstocks.

This will include ethanol plants using such diverse feedstocks as sugar cane, bagasse, and specially bred energy cane in areas like Louisiana, Florida, and the Southeast, softwoods in the mid-Atlantic and Pacific Northwest, hardwoods in the upper Midwest and New England and corn stover and switchgrasses throughout the Midwest.

We expect to be one of the few leaders in this arena, drawing on our deep bench strength in science and enzyme technology to continuously improve our process, to drive down our cost of production and to capture a significant share of the high-growth ethanol market, focusing on those opportunities that offer the best economic return.

I look forward to the days and weeks to come to begin a continuous and open dialogue with all of our stakeholders about the exciting opportunities this merger will create. Thank you very much for your attention.

Operator, we’re now ready for the question and answer portion of our call.

QUESTION AND ANSWER SESSION

Operator: [OPERATOR INSTRUCTIONS]

And your first question comes from the line of Avinash Kant of Canaccord Adams. Please proceed.

Avinash Kant: Good morning, everybody. First, if you could talk a little bit about the balance sheet that will be post merger, at this point, what you anticipate it to be.

Anthony Altig: Avinash, this is Tony. Diversa’s balance sheet at the end of the year was roughly $80 million, including roughly $50 million in cash. Celunol, because of its private nature, has a little more of a smaller balance sheet. They’ve been primarily focused on developing their pilot plant and in laying the groundwork for their demonstration plant.

So the balance sheet of the two on a pro forma basis today would be something under $100 million. However, as John mentioned, we would expect that we will be raising some amount of capital before the middle of the year that would increase the balance sheet somewhat.

Avinash Kant: Would you have an idea of how much of goodwill would you incur on your balance sheet post transaction?

Anthony Altig: We will have to have an appraisal done, which we’ve already started that process, but the 15 million shares of stock have a value of roughly $150 million at today’s stock price, and in that valuation we’ll look at whether there’s any in-process technology that will need to be written off at the acquisition, or that there’s other assets that will need to be amortized. And then the resulting amount would obviously be goodwill.

We haven’t completed that analysis, so we don’t know exactly what numbers fall in which buckets right now.

Avinash Kant: Okay, Tony, and if I may ask a bit of a longer-term question. In the past, you had talked about reaching product revenues of roughly in the $80 to $100 million level by the year 2008. Are you still sticking with that guidance, or there is going to be some change in that?

Anthony Altig: If you recall, Avinash, from our presentation in January at the JP Morgan conference, where we updated guidance, we said that our product revenue for ‘08 would be — I’m sorry, for ‘07, would be roughly $28 million and potentially higher than that, and that we continue to look at an approximate doubling of that number each year. The exact amount, whether that’s $80 or $100 million in ‘08 or ‘09, we’ll give more clarity over time, but, again, we’re still looking at that roughly doubling of the number each year.

Avinash Kant: But I believe there would be no contribution from this acquisition in ‘08, right?

Anthony Altig: That’s correct.

Avinash Kant: If the plant is ready by the end of ‘07, would you start to generate revenues from that already in ‘08?

Anthony Altig: No, the ‘07 plant is primarily a demonstration-level plant and won’t generate significant revenue. It’s really designed to demonstrate the technology and provide the basis for them beginning large-scale commercial plants that would provide revenue in future years.

Avinash Kant: So, basically, we should model revenue contributions from this acquisition from ‘09 onwards. Is that right?

Anthony Altig: That’s correct.

Avinash Kant: Okay, thank you so much.

Operator: And your next question comes from the line of Pamela Bassett of Cantor Fitzgerald. Please proceed.

Pamela Bassett: Good morning, everyone. Thanks for taking my call, and congratulations. It’s very exciting. I wonder if you can talk a little bit more about the integrated technologies and also whether there are any licenses involved in royalties to University of Florida or others and what impact that would have from a cost standpoint.

Carlos Riva: This is Carlos Riva, let me begin with talking about the integrated technologies. The technology that Celunol has for cellulosic ethanol involves a high degree of usage of enzymes in our process, as well as specialty fermentation organisms.

We believe that the work that Diversa has been working on in terms of developing cocktails of enzymes are directly relevant to improving our process, making it more effective and cost efficient. And that the science that the company has can also be applied very directly and usefully to improving the strains of fermentation organisms.

So it really gets to the heart of the synergies of the combination of the two companies. In terms of revenues and royalties for the fermentation organisms, we will be paying royalties to the University of Florida, and John, did you want to address that?

John McCarthy: Pamela, this is John McCarthy. We will have certain royalties that we will pay to the University of Florida, but they are relatively minor in the overall scheme of things. We’ve agreed to contractually not disclose those, but they are relatively small fees associated with product sales. And they go through the patent life of the IP that we’ve in-licensed.

Pamela Bassett: And is that a seminal patent that would create a barrier for the new company?

John McCarthy: Well, it’s not just a single patent. I think the patent that Carlos referred to in his remarks is one of a series of patents that we have in-licensed from Florida. Beyond that, on the Celunol side, we’ve also built a rather considerable intellectual property estate around some of those foundational patents.

Pamela Bassett: And are these seminal patents that would prevent others from engineering microorganisms in a similar fashion?

John McCarthy: Yes, they are. As a matter of fact, those patents from the University of Florida are the ones that we have licensed to Marubeni in Japan for the construction of its facilities. And, as Carlos mentioned in his remarks, the Osaka plant is already up and running. It’s about 1.4 million liters per year.

Pamela Bassett: And the current — right now you guys are producing 50,000 gallons a year? It’s at that scale?

Carlos Riva: You’re referring to the pilot plant, but the pilot plant is — actually won’t be running in continuous operation because of its R&D nature. Certain components of the pilot plants are sized at a 50,000 gallon per year sizing, but it’s really I think more appropriate to think of that pilot plant not as a production unit, but as a research and testing facility, both for our process, as well as the enzymes that Diversa is producing.

Pamela Bassett: So that’s just to use sort of to test what you’re doing and work in creating the 1.4 million gallon —

Carlos Riva: That’s correct, and it will be used for — well, establishing proof of concept for looking at various feedstocks in an operating environment that’s close to a live-scale environment and looking at the, and testing, interactions of enzymes to process those feedstocks.

Pamela Bassett: And did you say there’s an additional $35 to $45 million in capital required to complete that plant?

John McCarthy: There are two things going on, Pamela. There is the pilot plant, which is substantially complete and operational, and then there is the demonstration plant, which is the 1.4 million gallon a year plant. The total of that and the preponderance of the spend is really on the demonstration plant that we expect to finish by the end of this year.

Pamela Bassett: And the additional funding required is — just remind us?

John McCarthy: Well, we haven’t scaled the total additional funding requirement for the combined company, but, as we mentioned, we expect to have more specificity on that in the coming months.

Pamela Bassett: Thanks very much.

Operator: And your next question comes from the line of Jeff Cianci of UBS. Please proceed.

Jeff Cianci: Hey, guys. First just a quick question on management roles. Will Ed, Tony, and/or Martin have roles going forward?

Tony Altig: Jeff, this is Tony —

Jim Cavanaugh: They are — Jim Cavanaugh — they are certainly engaged and will be fully engaged as we work through this transition, working with Carlos, and I think it’s fair to say that future roles will be determined, but they certainly are on the team and they’ve had an active role in putting this collaboration together and putting this merger together, and we certainly expect them to have active roles as we march through the transition.

Jeff Cianci: Okay, I would love to know any financials you have on the existing Celunol. You might say we’ll give you numbers mid-year, but obviously investors need a little more insight than waiting around a few months. So can you tell us on an operating basis how much money Celunol is losing, annualized.

John McCarthy: Jeff, this is John McCarthy. As I said in my comments, we expect for this fiscal year 2007 that our cash requirements were going to be something in the neighborhood of $45 million, 30 of which is really related to the demonstration plant and some minor amounts for the pilot plant. So that’s sort of the general scope of the cash requirements for Celunol.

One of the things that we have not done in the discussions to date between Diversa and Celunol is to spend any time thinking about what operating synergies exist between the two businesses, primarily because they are relatively complementary.

So we expect to be filing a proxy statement in the next two to three weeks and in that proxy statement obviously will be more detailed financial information, historical financial information on Celunol, but for 2007 that’s the general scope of the cash spend.

Jeff Cianci: Will that get the plant up and running at full speed?

John McCarthy: Yes, it will.

Jeff Cianci: And so if I’m really thinking about ‘08, my question, I’m wondering, as you go forward, if — I don’t need numbers really, but philosophically how you model this. Is this project revenue, project financed revenue booked upfront? Is it cost upfront? How does the revenue cost flow through as you construct and operate the plant?

John McCarthy: All great questions and ones that we’ll spend a lot more time with folks in the ensuing weeks and months ahead here. But on the cellulosic side, on the Celunol side, the commercial development plan is to set these things up as individual operating entities for which they will be generating product revenue – and for our own accounts.

And so we expect over the next handful of months, as we go through the integration planning, that we’ll be able to come back to all of the investors with more specific guidance on how best to sort of model this, but that we’ll be doing over the next several months.

Jeff Cianci: Okay, thanks.

John McCarthy: Sure.

Operator: You next question comes from the line of Jeff Zekauskas of JP Morgan. Please proceed.

Jeff Zekauskas: Hi, good morning. I guess a few short questions. What’s the gross plant of Celunol and what’s the net debt currently?

John McCarthy: I’m sorry, Jeff, the gross plant?

Jeff Zekauskas: Yes, what’s the gross plant and what’s the net debt of Celunol, currently.

John McCarthy: The net fixed assets. The fixed assets of Celunol is about $4 or $5 million. There is no debt.

Jeff Zekauskas: There’s no debt. So to just go over some of the information you were kind enough to give, the plants that the combined company plans to put into production are 25 million gallon plants that cost $125 million each. Is that correct.

John McCarthy: That’s right.

Jeff Zekauskas: And what you plan to do is to have a number of them.

John McCarthy: That’s right.

Jeff Zekauskas: And so currently starch-based ethanol plants are, what, 100 million gallons a year and they cost about, depending on who you are, somewhere between $150 to $200 million a year to build.

John McCarthy: Right.

Jeff Zekauskas: So how does this work? Can you talk a little bit about the advantages of your technology versus starch-based ethanol currently?

Carlos Riva: Well, the principal advantage comes from the cost of feedstock in the sense that the various biomass feedstocks are considerably less than the inputs to grain-based ethanol, particularly as costs of grain rise and the cost of our feedstocks actually — we’ll find low-cost feedstocks that will be quite a bit cheaper.

The current disadvantage, however, in our process, as you correctly point out, is the capital cost, as well as greater operating costs. The greater operating costs stem principally, I believe, from the fact that unlike grain ethanol, which has had decades, really, to improve its process and squeeze variable cost out, the cellulosic ethanol is really at the start of its learning curve, and so the initial plants will have greater variable and fixed costs. But, over time, as we improve the process and look to scale up the production facilities, we see that those costs will decline over time, particularly relative to grain-based plants.

So, just in summary, the major advantage of cellulosic ethanol is the low-cost feedstock, as well as the fact that the prospects for improvement of operating costs and capital costs over time is quite huge.

Jeff Zekauskas: Thank you for that. Did you say that you plan to build 20 of these plants, or that was the initial idea?

John McCarthy: I’m not sure we gave a number.

Jeff Zekauskas: Or did you say tens of plants? Or what was the number or the sort of number that you did give?

John McCarthy: No, I think — I don’t recall, Jeff, that we gave any specific number.

Jeff Zekauskas: As to how many plants you plan to build.

John McCarthy: No, not at this point, we haven’t provided that.

Jeff Zekauskas: And so how much sugar cane bagasse and specially bred energy cane do you need for a 25 million gallon plant? How many tons?

Carlos Riva: It’s certainly a considerable amount and in the U.S. there’d be scope on bagasse alone for several plants. I mean, depending on where, the locations and the productiveness of the sugar cane in the areas we could see on the order of several million gallons of potential capacity for sugar cane bagasse-based plants.

The specialty canes are a much broader opportunity set, because there you can look to — we’ll be looking to plant-dedicated energy crops within an area which would surround the plants and the facilities. So I think that there is a lot more scope for that, again, principally in the Southeast, where the growing conditions are such that we could get very significant yields.

Jeff Zekauskas: So just in theory, according to your projections, what’s the productivity per ton? I guess it’s sugar cane bagasse and specialty bred energy cane, that’s the main feedstocks for you?

Carlos Riva: No, no, no. I’m sorry, we’ve done the most work on those, on those particular feedstocks. That is, the company has greatest experience on those, but, again, they are limited clearly to the growing areas in the Southeast. But we believe that the technology is robust across a very broad array of feedstocks. Certainly woods of various sorts, woodchips represent a potential source.

And we’ve demonstrated that in the licensing to the Marubeni plant in Japan. We’ve also done testing on various grasses, including switchgrass. So I think the potential is really national, to use various feedstocks, which would be appropriate to the given geography and the availability within those market areas.

Jeff Zekauskas: I see. And, again, just a question of clarification, the cash requirements of the company, is it $45 for Celunol and $30 for Diversa, or is it $45 for the whole company? I’m sorry to be unclear about that.

John McCarthy: That’s okay, Jeff. It’s John McCarthy. Again, on an independent basis, it’s $45 for Celunol, and it is $30 for Diversa.

Jeff Zekauskas: So the total is $75.

John McCarthy: That’s right.

Jeff Zekauskas: Okay, and in terms of the capital requirements of the company over the next three years, how do you imagine those numbers? I mean, it sounds like you wish to build a fair number of plants. How much capital will you need as your base case for getting your projects done?

John McCarthy: Well, it’s a longer answer than probably on this call, Jeff, but let me give you sort of a way to think about this thing, which is what I was trying to do in my formal remarks. If you think about the first several commercial plants that we would develop, that cost is roughly $125 million.

If you think about a 35% equity, 65% debt structure, that gives you a sense for the total equity requirements for those first handful of plants. For that 35% equity, I said in my remarks that we expect, although this could prove to be conservative, but we expect that we would likely have to contribute 50% of the equity, 50% of the 35%. And that we would bring strategic partners to the table for the balance of that equity.

We’ve got a lot of discussions underway with potential partners who are quite interested in working with us on our commercial development plants. So that sort of gives you a general sense for the first handful of plants.

Now, as we move beyond sort of the first generation, our belief is that our requirement to contribute upwards of 50% of the equity for each of these facilities will be much smaller. In other words, we don’t think that we’re going to have to contribute that same percentage of the equity and we will still be controlling those facilities, but it will allow us to provide less equity per project, and as a result the equity requirement will be lower at the corporate level.

Jeff Zekauskas: Thanks, and just as a final question, so Celunol could simply buy enzymes from Diversa. So can you just speak a little bit more as to the logic of the combination, aside from Diversa’s obviously strong balance sheet?

Carlos Riva: Let me touch on some of that. I think certainly we could buy the enzymes, but what we’re talking about, really, is opening up our research and development facilities at Jennings, working in much closer collaboration with Diversa to help them develop enzymes that are specifically targeted for our process and test them out in the field. They also will help us with our process, as I described earlier.

I think the important takeaway here, though, is one of acceleration. I think, yes, logically, we could achieve the same result, but I think it would take us much longer to do that than if we were to act as one unit and integrate our capabilities.

And so it’s really the acceleration here which is important, particularly in this market, which is just starting to open up and where we feel very strongly we want to be a first mover and plant a stake in this large market.

John McCarthy: Jeff, this is John McCarthy. Let me add to that a couple of other thoughts. One is our belief is that in order to be a real participant in this market, you’ve got to do sort of two things. One is you’ve got to have the ability to incorporate multiple feedstocks and what that means is scientifically integrating our businesses very, very closely.

And we had begun to do that in sort of an arm’s length manner last year, but our belief is that in order to really, as Carlos said, accelerate the scientific developments so that we could really most broadly apply the science to broad feedstocks, that’s a significant advantage in combining the businesses.

The second and sort of related piece is that our belief is that you really have to be the low-cost producer in this business, and certainly you see some of the grain ethanol companies struggling with the increase in input costs related to corn. And our belief is that based on where we are today, we’re sort of at a comparable all-in cost to where the grain ethanol facilities are.

However, we know we can continue to drive that cost down by virtue of what Celunol is bringing to the table and by virtue of what Diversa is bringing to the table and ultimately to make a big impact in this industry we believe you’ve got to be the low-cost producer.

Jeff Zekauskas: Okay, thank you very much.

Operator: [OPERATOR INSTRUCTIONS]

You have a follow-up question from the line of Pamela Bassett of Cantor Fitzgerald. Please proceed.

Pamela Bassett: Hi, thanks. I’m wondering if you can talk a little bit about the milestones that you might be receiving from milestone payments and other royalties from Marubeni.

John McCarthy: Pamela, it’s John. We have not disclosed those, and we are going to be sort of working through Marubeni their comfort level in disclosing those going forward. That said, we are getting some milestone payments related to certain success metrics and we’re also getting — excuse me, we’re getting royalties on product sale, as well. And we haven’t dimensionalized that yet, and we’ll be talking with Marubeni about their comfort level and us being able to do that.

Pamela Bassett: Okay, great, and last question. There’s a lot of discussion about optimizing enzyme cocktails. What about the microorganisms? Do you see yourself focusing on continual metabolic engineering of these organisms, or are you done? And will you need to create different organisms for different feedstocks and different enzyme cocktails?

Carlos Riva: I don’t know that we’ll ever be able to say that we’re done. I think that this is a — but I think this is going to be an industry where we will continue to work on the organisms not only for expressing enzymes, but also for fermentation over the long haul as a way to tailor them to feedstocks, as a way to drive down costs and improve efficiency.

And this is going to be an ongoing theme of a successful competitor in this business, and that’s really to the heart of what I think this combination is all about, both marrying the process and market facing and development outlook of Celunol with the very strong science and technology and the proprietary technologies for developing organisms that Diversa has.

Ed Shonsey: I think, Pamela, it is as you said, not only looking at the cocktail of enzymes but the ethanologens, also. Celunol brings ethanologens to the table both for hemicellulase and cellulase, and the real challenge now is going to be to continue to look for the encapsulation of those to eliminate the process steps.

Pamela Bassett: So there’s a real long-term opportunity to drive down costs here from the integrated technology base that you’re creating. Do I understand correctly?

Jim Cavanaugh: Ed, I think you answered that question in the affirmative.

Pamela Bassett: Okay, all right, thank you.

Operator: And your next question comes from the line of Avinash Kant of Canaccord Adams. Please proceed.

Avinash Kant: Hi, I once again wanted to understand, I think, the previous question about the rationale for the merger. In the past, I have heard you talk about how some of the plants are not designed to suit the enzymes that you produced and maybe they are not the best, most efficient use of your enzymes.

So was this acquisition more kind of catered to help you in the design phase of the plant itself, so that you design them to suit your enzymes? Would that be a rationale?

Bill Baum: Yes, this is Bill Baum. I think that what we’re talking about here is the plants that are going to be designed will be designed, of course, using different feedstocks to be able to use different enzyme cocktails, but we’re not really fixed on any one type of cocktail. In fact, we’re looking at three different types of enzyme, let’s say, sources.

One would be microbial enzymes since fermentation. Another would be consolidated bioprocessing, of which Celunol already has an organism, and the third, of course, is our situation with Syngenta where they’re going to develop transgenics. So I think we’re going to develop any one of those three, or all of those three, which give us a low-cost position. That is the driving force there.

Avinash Kant: Thank you.

Operator: Your next question comes from the line of Jeff Zekauskas from JP Morgan. Please proceed.

Karen Buchkovich: Hi, Karen Buchkovich, JP Morgan. You mentioned that you have your own source of enzymes. Can you elaborate on that? I’m interested in what enzymes you were planning to use originally, before the deal with Diversa, or the merger with Diversa.

Carlos Riva: Well, the source of enzymes that we use in our process are really twofold. One comes from a license we have from a supplier that is used to basically break down the cellulose prior to the fermentation of the C6 sugars.

Additionally, our fermentation organism also produces enzymes in addition to fermenting the sugars to ethanol, and the combination of both the imported enzymes and the self-produced enzymes we rely on for the enzymatic portion of our process.

And I think — and this is one of the areas where the Diversa team — where we’re looking to the Diversa team to really help us optimize and improve the process and improve the efficiency and effectiveness of it.

Karen Buchkovich: And to recap what was mentioned in the last question, you’re also planning to use Syngenta’s plant-based enzyme? Did you say that?

Bill Baum: No, Karen. This is Bill. What we are doing is we are looking at Syngenta as a collaboration, of course, and they will actually produce transgenic enzymes for different types of biomasses, but we’ll do the enzyme discovery and anything we discover in fermentation enzymes will be ours to use in this relationship. But Syngenta will have transgenic rights.

Karen Buchkovich: Oh, okay. I’m following. My last question is did you consider some sort of add-on plant to a starch-based ethanol plant? And how will you compete with those? How will the stand-alone cellulosic ethanol plants compare with the add-on plants that are in construction?

Carlos Riva: We didn’t really touch on that in our prepared remarks, but certainly add-on plants are a very big opportunity for us, and clearly in the areas where grain-based plants are currently being built. We’ve done work on corn stover to test the validity of our process, and we’re very encouraged by that.

I think that there are potentially very important synergies that an add-on plant could have as a second generation to corn-based plants. And in terms of the economics, we currently feel that our stand-alone plants, in the right areas, with the right feedstocks are competitive with grain-based plants. I think that the add-ons, similarly would need to be competitive.

Karen Buchkovich: Okay, thank you.

Operator: You have no further questions at this time. I would now like to turn the call back over to Martin Sabarsky for closing remarks.

Martin Sabarsky: Thank you all very much for your attention this morning, and stay tuned.

Operator: Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.